

MAIL STOP 3561

June 20, 2007

Mr. Andrew Lerner
Chief Executive Officer
Inter-Atlantic Financial, Inc.
400 Madison Avenue
555 Fifth Avenue
New York, NY 10017

> **Re:** **Inter-Atlantic Financial, Inc.**
> **Amendment No 2 to Registration Statement on Form S-1**
> **File No. 333-140690**
> **Filed May 21, 2007**

Dear Mr. Lerner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the company has revised its disclosure in response to comment one from our letter dated May 14, 2007. However, we believe that additional disclosure is warranted. We do not understand how your existing disclosure significantly limits the pool of potential targets. Please revise your disclosure to further define your target industry, explicitly state whether a target must be in this industry, and specifically clarify what constitutes a related business.

Prospectus Summary

2.   On page 1 you disclose that "[you] do not have any specific merger, capital stock exchange … or contractual arrangements under consideration …" Please clarify the reference to contractual arrangements.

3.   In an appropriate section elsewhere in the document, please explain how capitalization requirements and ratios, which would appear to be commonly required in portions of your target industry, will impact your deal structure and size.

4.   Please confirm that the $1.8 million dollar private placement is being paid for with the respective purchaser's own funds. If not, please revise to clarify.

5.   We note your page 4 reference to your "several key advantages in executing [y]our business strategy". Please provide addition detail supporting these assertions and explicitly state who you have an advantage over.

6.   You appear to have added disclosure responsive to comment three from our letter dated May 14, 2007 on page 5. However, we believe broader disclosure is warranted. Please include a statement indicating, if true, that management has taken no steps toward identifying any target, has not created any list of potential target criteria, etc., beyond what is currently disclosed in the prospectus. Revise the disclosure on page 5 to include the specific disclosure provided in your supplemental response to comment three. In addition, while the disclosure indicates that the officers and directors are not aware of any potential target businesses, this does not provide clear disclosure regarding whether they may, through their work with Inter-Atlantic Group acquire such knowledge prior to the completion of the IPO, and if so, how such information may be used. Please revise to provide clear disclosure as to whether the company may utilize specific knowledge (other than general knowledge of the industry) that the officers, directors, affiliates and employees of Inter-Atlantic Group had or will have before the completion of the IPO, after the completion of the IPO in its search for a target business. Lastly, clarify in greater detail the types of transactions seen by Inter-Atlantic Group and why the companies and transactions known or that these individuals would be made aware of through Inter-Atlantic Group would not be something the company would consider as a potential business target after the completion of the IPO. We may have further comment.

7.   We reissue comment four from our letter dated May 14, 2007. We note the disclosure here and in your discussion of your business that no one has "on your behalf" engaged in any efforts to locate a target. Considering the background of your management members, clarify whether it is possible that they are or may become aware of opportunities in their separate capacities prior to the completion of the IPO that may be directed to the company after the completion of the IPO.

Considering you are selling your plan to acquire a business and nothing more, your initial shareholders' knowledge and motivation in taking part in this company are material to the public's understanding of the company. Please revise to disclose all material knowledge in this prospectus.

8.   The company currently has disclosure on page 5 under the heading "Attractive Proposition to Target Business" which should be balanced both here and in the risk factors. For example in your second bullet point you note that because you do not have any existing operations there are less likely to be merger integration problems which frequently accompany acquisitions. However, mergers between operating companies typically present synergies – such as economies of scale – which would not be present to the same extent in your transaction. Please revise here and elsewhere to ensure that your disclosure is balanced.

9.   We reissue comment five from our letter dated May 14, 2007. We continue to note the reference to "designees" in the private placement of warrants. See, for example, the disclosure on page 4. Please identify these designees and state their relationship, if any, to the officers and directors participating in the private placement.

10.   We note the company's response to comment seven from our letter dated May 14, 2007 and disclosure on page 6. Please advise the staff how the company selected the three companies listed on page 6. We note that you are limited to the same industry as Inter-Atlantic Group, that you have not taken any steps in furtherance of your business plan and that there is only a very general discussion of your business strategy; it is unclear how you determined that these three companies are the most similar to your acquisition strategy. To the extent that any of the 16 investments resulted in a loss, please add disclosure to balance your existing statements.

11.   We reissue comment nine from our letter dated May 14, 2007. We note the right of first refusal upon consummation of this offering with respect to companies in the financial services industry that have a fair market value equal to or in excess of 80% of the trust. Clarify in the prospectus whether this right of first refusal, to commence upon consummation of this offering, will cover businesses that Inter-Atlantic Group or its employees were aware of or had knowledge of prior to the completion of the IPO. Also, the fact that the right of first refusal does not commence until the consummation of the offering does not specifically limit the right of first refusal to only those businesses that these individuals become aware of after the completion of the IPO.

12.   We note that several of your officers and directors have granted you a right of first refusal with respect to potential target companies. Please revise to clarify who will be responsible for exercising and enforcing this right on behalf of the company. As of the date of this letter we note that you do not have any independent directors and all of your named executives and directors appear to have ties to Inter-Atlantic Group.

13.   On page 7 you disclose that the reason for making the founders' warrants non-redeemable is "because they will bear a higher risk while being required to hold such warrants until the consummation of a business combination." Please revise to provide more disclosure on this point.

14.   On page 11 and elsewhere you make reference to "independent and disinterested members of your board" however, we were unable to locate any disclosure indicating that you currently have independent board members. Please revise or advise.

15.   We note that the disclosure now indicates that you are obligated to obtain a waiver from all "significant" vendors and service providers and target businesses. Clarify how you will determine whether the third party is "significant."

16.   Clarify, if true, that the line of credit would have recourse against the trust, to the extent that there is interest earned on the trust, and that this amount would first be used to repay the $500,000 line of credit. Also, clarify whether this repayment is limited to the $1 million of interest that would be available for working capital or whether the ability of the line of credit to be repaid from the interest of the trust, including upon liquidation, would extend beyond the $1 million.

17.   Please clarify what Scura, Rise & Partners LLC does in all appropriate sections.

18.   In an appropriate – and separately captioned – section of your document, but also in the summary, please identify any and all provisions of your offering (and articles of incorporation) which you believe to be obligations to your shareholders and state the vote required for modifying such provisions.

Risk Factors, page 17

19.   Given that the warrants may expire worthless if there is no effective registration statement as you indicate on page 22, there would appear to be the risk that a purchaser may pay the full unit purchase price solely for the shares underlying the units. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

20.   Please reconcile your disclosures on page 26 regarding the $1,300,000 of deferred underwriter compensation (assuming that the over-allotment option is exercised in full) with your disclosure on page 36, which reflects deferred underwriter compensation of $1,380,000 if the over-allotment option is exercised.

21.   We reissue comment 22 from our letter dated May 14, 2007. Clearly state whether it is the current intent of management to remain associated with the business following a business combination. Specifically name those individuals that may remain with the company. Clearly disclose throughout the prospectus the potential conflicts of interest.

22.   Please revise the heading of your page 19 risk factor "Certain of our officers and directors may …" to improve its clarity.

23.   We note the additional disclosure in response to comment 25 from our letter dated May 14, 2007. Provide clear disclosure throughout the prospectus that you may consider as a target business a company affiliated with officers, directors or existing shareholders and clearly discuss throughout the potential conflicts of interest. We also note the affiliation with Inter-Atlantic Group. This risk factor should only focus on those affiliated companies that may be considered as a target business. Since you have already provided disclosure that you will not consider any business in which Inter-Atlantic Group has or had an interest, it appears that you should remove the reference to Inter-Atlantic Group in this risk factor or revise the disclosure to clarify affiliated transactions as it relates to Inter-Atlantic Group. Clarify how the company will make certain that information or knowledge regarding any potential affiliated transaction was not known prior to the completion of the IPO. We may have further comment.

Proposed Business, page 45

24.   We note your disclosure on page 49 that Inter-Atlantic Group does not make investments in excess of $5 million. We also note that Inter-Atlantic Group has made 16 investments since 2001. This would seem to imply that they have invested less than $80 million total. We further note that you will have approximately $ 57 million in trust which will, most likely, have to be invested in one transaction within the next two years. Given you extensive disclosure about management's investment experience, please revise – including the risk factors – to indicate: (1) that any investment made by you will be considerable larger than management's historical investment experience when acting as a principal; and (2) explain how your existing disclosure about management's experience at Inter-Atlantic Group is relevant to this proposed offering, give the disparity in size.

Management, page 62

25.   Please revise your disclosure to highlight the relationships between your
        company, management, and Inter-Atlantic Group. In addition, please provide
        disclosure, with an analysis supporting your position, indicating whether Inter-
        Atlantic Group may control the issuer.

26.   We note numerous statements in your management biographies which appear
        vague, and in some instances, promotional. For example, in Mr. Lerner's
        biography you state that he "participated in the raising of equity capital for over
        100 financial services companies" and "has performed varying amounts of due
        diligence on over 600 privately held financial services companies." Without
        limiting the generality of our disclosure, we believe that responsive disclosure
        would address how Mr. Lerner "participated" in these offerings – including his
        specific roles and responsibilities – as well as whether his due diligence was
        conducted on behalf of a specific employer leading to an actual investment. In
        responding to the foregoing, please note the continuing applicability of comment
        32 from our letter dated May 14, 2007. Please revise or advise.

27.   Please revise your discussion under "Conflicts of Interest" to address how
        management will prioritize their conflicts. In this regard please also clarify your
        page 67 disclosure beginning "[each of our officers and directors has …"

28.   Please add a separate paragraph addressing the fact that, because management
        paid less money for their shares and thus have a lower average cost of capital,
        they may be able to make a profit on a deal which would be unprofitable to the
        public shareholders.

29.   Please provide a separate paragraph addressing management's indemnification
        obligations and the conflicts that such obligations may create in both sourcing
        vendors and negotiating/selecting targets.

Financial Statements, page F-1

30.   Please provide a currently dated consent of the independent accountant in any
        amendment and ensure that the financial statements are updated as required by
        Rule 3-12 of Regulation S-X.

Exhibits

31.   As requested in comment 33 from our letter dated May 14, 2007, file validly
        executed agreements, as applicable, prior to requesting effectiveness of the
        registration statement. In particular, we note the lack of a signed and dated
        legality opinion.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Any questions regarding the accounting comments may be directed to Raquel Howard at (202) 551-3291. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: William Haddad
Fax: (212) 335 4501